Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

PERSONNEL AND POLICY BULLETIN NO. 3

CODE OF ETHICS AND CONDUCT

1.	PURPOSE

This Code of Ethics and Conduct applies to the directors, officers, and employees of the Company. The Company expects its directors, officers, and employees to act in accordance with the highest standards of personal and professional integrity, to comply with all applicable laws, rules and regulations, both domestic and in the countries in which the Company does business, to deter wrongdoing and abide by this Code of Ethics and Conduct and other policies and procedures adopted by the Company that govern the conduct of its officers, directors, and employees.

Syntroleum is committed to the highest standards of legal and ethical conduct in all of its business dealings. Syntroleum employees are expected to use the same high standards in every aspect of their personal and professional conduct. An employee must never use his or her position within the Company for financial or other personal gain. The primary responsibility of every employee is to put Syntroleum’s interests first and to avoid even the appearance of putting his or her own interests before the interests of the Company or its customers. It is the policy of Syntroleum that every employee must avoid any situation which conflicts with the interests of Syntroleum. Failure to comply with this Code of Ethics and Conduct may be a violation of law in certain situations. In other situations, conflicts of interest may cause the Company financial harm or damage Syntroleum’s image and value in our communities or in the marketplace. In those rare occasions in which an unanticipated conflict of interest may arise, the affected employee should promptly bring the situation to the attention of the CEO, the COO, the Company’s Legal Department, or the Company’s Audit Committee so that appropriate steps may be taken to eliminate the conflict or take other appropriate action to mitigate the effect of the conflict. Conflicts of interest may involve not only situations in which the employee has a direct personal interest, but also those in which a family member has an interest or those in which the interest is indirect through a corporation, partnership or other entity. For example, the interest may be that of the employee, a family member or relative, or a business enterprise in which the employee or such other person has an interest. The term “employee” used within this Code of Ethics and Conduct includes all employees, officers and directors of Syntroleum.

2.	DEFINITION OF CONFLICT OF INTEREST

Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

A conflict of interest occurs when an individual’s personal interest is adverse to or otherwise in conflict with the interests of the Company. A conflict of interest is not just obvious dishonesty. It may also include situations in which there are small differences between acceptable and unacceptable behavior. Each employee must exercise sound judgment to determine whether a conflict of interest exists. It is also important to avoid the appearance of a conflict of interest, even if the situation is a valid business transaction.

3.	EXAMPLES

3.1.	Interest in Another Organization

It is a conflict of interest for an employee to hold an interest in an organization which (a) has or is seeking to have business dealings with Syntroleum and there is opportunity for preferential treatment by the organization, or (b) does or is seeking to do business in the same industries in which Syntroleum operates.

For example, an employee who owns a significant interest in a small supply company that does business with Syntroleum would be in a conflicting situation if the employee was influential in Syntroleum’s selection of a supply company. This Code of Ethics and Conduct does not prohibit owning stock in a supply company whose shares are traded on a national securities exchange, where the number of shares owned is insignificant compared to the number of shares outstanding. However, purchasing the stock in anticipation of Syntroleum acquiring the company or being involved with a substantial business event, or having other business with the company would be a conflict of interest if the purchase were based on insider information.

3.2.	Interest in a Property Transaction

It is a conflict of interest to buy, lease, or sell any kind of property from or to Syntroleum or to any third party that does or is seeking to do business with Syntroleum. Third parties include any individuals or corporations such as suppliers, contractors, shippers, joint venture companies, licensees or customers. This Code of Ethics and Conduct does not prohibit the purchase of Syntroleum’s products marketed on a commercial basis.

3.3.	Personal use of Company Property

Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

It is generally a conflict of interest to use for personal benefit any Syntroleum equipment, material, supplies or other corporate assets or labor. Use of company assets for occasional personal use shall not constitute a violation of this Code of Ethics and Conduct however, provided the usage does not disrupt or distract from the employees’ responsibilities and is at a nominal cost to the Company. For example, it is not necessarily a violation of this Code of Ethics and Conduct to use the Company telephone for personal reasons, make an occasional personal photocopy or to receive a personal e-mail if the volume of such activities is low and at little Company cost. It would be a violation of this Code of Ethics and Conduct to send postage at Company expense or to use Company supplies for personal reasons.

3.4.	Appropriation of Company Assets

It is a conflict of interest to improperly take Syntroleum’s assets or property for personal ownership or sell Syntroleum assets or property and keep the proceeds for personal gain. These activities are prohibited even if the assets are surplus or have no realizable value to Syntroleum

3.5.	Common Interest in Property with Syntroleum

It is a conflict of interest to directly or indirectly acquire any interest in real or personal property in which Syntroleum holds an interest.

3.6.	Investment in Business Opportunities

It is a conflict of interest to invest in a business opportunity knowing that the opportunity had been submitted to Syntroleum or that the opportunity would be of possible interest to Syntroleum.

3.7.	Kickbacks, Rebates, Discounts and Commissions

It is a conflict of interest to receive personal kickbacks, rebates, or under-the-table payments related to Syntroleum’s purchases, sales or other business. All discounts and rebates are for Syntroleum’s account only.

3.8.	Working for Syntroleum’s Customers, Suppliers or Competitors

It is a conflict of interest, without the knowledge and prior approval of the CEO or COO (who themselves must obtain approval from Syntroleum Corporation’s Board of Directors), for

Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

an employee or a member of the employee’s immediate family to serve as an officer or director of another company or work in a management capacity or as a consultant to any individual, firm or other company which (a) has or is seeking to have business dealings with Syntroleum or (b) does or is seeking to do business in the same industries in which Syntroleum operates. The intent of this Code of Ethics and Conduct is to avoid situations that can result in the employee compromising objective business decisions, or lead to the disclosure of confidential, competitive or confidential information, even if that information is not considered material non-public insider information.

3.9.	Holding other Business Positions

It is a conflict of interest, without the knowledge and prior approval of the CEO or COO, to serve as an officer, director, partner, employee, consultant, agent or representative of any for-profit business entity not affiliated with Syntroleum. Exceptions from this Code of Ethics and Conduct will routinely be granted for employees to hold second jobs where there is clearly no potential for a conflict of interest. Nevertheless, reporting of the second job is required as the Company has an interest in ensuring that such employment does not prevent employee from fulfilling job responsibilities at Syntroleum.

3.9.1.	Doing Business with the Same Firms with which Syntroleum does Business

It is a conflict of interest to conduct personal business with individuals, firms or companies with whom an employee has done business with on behalf of Syntroleum. This conflict does not pertain to day-to-day consumer activities or bank transactions at normal market rates. For instance, it is not a violation of this Code of Ethics and Conduct for any employee to purchase gasoline or other products from a store owned by one of Syntroleum’s business partners, provided the purchases are made at normal market rates.

3.10.	Profiting from Confidential Information

It is a conflict of interest to use or disclose for personal benefit any information obtained by working at Syntroleum. It is also a violation of this Code of Ethics and Conduct to purchase or sell, “short” or conduct any security transaction or sell or buy any other property based on information about Syntroleum or a third party if the information is obtained through employment at Syntroleum.

Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

These situations represent a conflicting interest whether or not the information is classified as confidential or as subject to insider trading rules under the Securities Exchange Act. Whether or not a violation of law, it is a violation of this Code of Ethics and Conduct for an employee to buy or sell Syntroleum securities owned personally (including, but not limited to, stock owned as a result of Syntroleum’s stock option program and including the exercise of stock options under the Syntroleum stock option program), when the employee has knowledge of a business event or business prospects or possesses knowledge of market conditions which are not generally publicly known or available.

To the extent the Company establishes a Syntroleum stock fund under the Company’s 401(k) program, whether or not it is a violation of law, it is a violation of this Code of Ethics and Conduct for employees to sell or purchase Syntroleum stock with the knowledge of non-public information regardless of whether the information might affect the price of Company stock.

4.	INSIDER TRADING

It is illegal, and a conflict of interest, for an employee to use inside information for personal gain by purchasing or selling Syntroleum stock, or stock of another company. Syntroleum publicly announces, at the appropriate time, every significant event which may affect the trading of its stock. It is also illegal to offer inside information or give “tips” to others including, but not limited to family members. Examples of inside information include an employee’s advance knowledge of operating results or negotiations for the acquisition of or joint venture or licensing agreement with another company.

Because employees are in the position of knowing material, non-public information about Syntroleum’s business prospects, it is a violation of this Code of Ethics and Conduct, regardless of whether it is held to be a violation of law, for employees to, at any time, discuss such information with anyone outside the Company or to recommend the purchase or sale of Syntroleum stock. It is also the policy of Syntroleum, because of the sensitivity and confidential nature of its businesses, to discuss the Company’s activities with other employees if they are not in a position of needing to know. It is a further violation of this Code of Ethics and Conduct to reveal any confidential personal information about any employee or to discuss salary or benefit information.

Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

Insider trading activity may be a conflict of interest whether or not it is detrimental to Syntroleum. Such potential conflicts must be disclosed and exceptions are made only with the expressed approval of the CEO or COO.

The Legal Department shall administer the Company’s requirements under applicable securities laws and regulations for reporting Syntroleum stock holdings by employees, officers and directors. In addition to possible violations of law, it is a violation of this Code of Ethics and Conduct to fail to report on a timely basis or to omit, mislead or misrepresent reportable information as required.

5.	GIFTS AND PERSONAL BENEIFTS

It is a conflict of interest to accept a gift or personal benefit from an individual or a company that does or is seeking to do business with Syntroleum. A gift or personal benefit includes merchandise or services at no cost or at a cost less than fair value or a direct or indirect personal benefit resulting from any transaction involving Syntroleum.

It is not a conflict of interest to accept an occasional gift with nominal value if the gift does not influence the judgment of the employee. A gift with nominal value could include such items as tickets to sporting events, calendars, food items, a round of golf, etc. It should be emphasized that each employee must exercise sound judgment to determine whether a conflict of interest exists. Any gift, regardless of its value, should be declined if it is offered with the intent of influencing an employee’s decision.

If any employee receives a gift or is offered a personal benefit (excluding items of nominal value) the employee must return the gift to the donor with an explanation of Syntroleum’s policy on receiving such items. If a personal benefit is offered, the employee must decline the offer and give an explanation of Syntroleum’s policy.

6.	ENTERTAINMENT

An employee may accept entertainment from a company that does or is seeking to conduct business with Syntroleum if the entertainment is in the best interest of Syntroleum. The following examples are appropriate types of entertainment:

•	Allow the host or another person at a business meeting to provide a meal or beverages

Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

•	Attend a recreational or social event provided by the host following a business meeting or discussion

•	Participate in a exposition, seminar, presentation which includes entertainment

It is generally a violation of this Code of Ethics and Conduct to accept entertainment from a contractor, vendor, or supplier if a few Syntroleum employees are the only guests. However, it is an acceptable practice to attend outings or activities as a representative of Syntroleum or of an industry group if the other guests at the event receive the same benefits as the Syntroleum employee. For example, an all-expense paid trip for an employee and his/her spouse to Las Vegas is clearly improper, but participating in the American Petroleum Institute golf tournament may be a good business decision. If you have any doubt, you should choose not to accept entertainment where there is the appearance of a conflict of interest. You should also seek guidance from the legal department if the potential for a conflicting interest exists.

In certain instances, provided that Syntroleum pays the employee’s travel and lodging expenses, it is appropriate to accept an invitation by a contractor, vendor, or supplier for an outing or event. If the entertainment is business-related, the host may provide transportation by the host’s company plane to and from the site of the business meeting and the entertainment.

There will always be exceptions to the guidelines mentioned above; however, the employee must avoid any situation which can conflict with the best interests of Syntroleum. The employee must also exercise judgment to avoid extravagant or unusual entertainment which may influence the employee’s judgment. If an employee is involved in a difficult situation, the employee should immediately discuss the issue with the CEO, COO or General Counsel for guidance.

7.	MAKING GIFTS AND OFFERING ENTERTAINMENT

The guidelines for giving or offering a gift, benefit, or entertainment are the same as if receiving the items. Therefore, an employee may not give or offer gifts, benefits, or entertainment to an officer or employee of a company or entity or a domestic or foreign government/agency that would be unacceptable if received by the employee.

8.	REPORTING A CONFLICT OF INTEREST

Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

Any kind of activity or transaction which might represent or have the appearance of a potential conflict of interest may be approved if (1) the situation is fully disclosed in writing to the CEO, COO or General Counsel and (2) the CEO, COO or General Counsel provides or expressed prior approval of the matter.

When in doubt about a situation involving a potential conflict of interest, an employee should confer with, CEO, COO or General Counsel. The Company warrants that no retribution shall be made against any employee who, acting in good faith, reports to the CEO, COO or General Counsel that a potential conflict of interest exists involving his or her supervisor or any other employee of the Company. Further, the Company warrants that no retribution or adverse administrative action shall be made by the Company, except as required by law, if the employee inadvertently places or finds himself or herself in a potential conflict of interest and immediately reports such conflict to the CEO, COO or the General Counsel.

9.	FULL AND FAIR DISCLOSURE

It is the Company’s policy that the information in its public communications, including filings with the Securities and Exchange Commission, be timely and understandable and fair, complete and accurate in all material respects. Employees should exercise diligence and care to do their part in acting in furtherance of this Code of Ethics and Conduct. Employees are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to anyone having a role in the Company’s financial reporting and disclosure processes. Employees must not directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence the Company’s or its subsidiaries’ independent auditors or any internal accounting or auditing personnel for the purpose or with the effect of rendering the Company’s financial statements misleading, or direct anyone else to do so.

It is the responsibility of each employee promptly to bring to the attention of the Company’s Executive Committee any material information of which the employee may become aware that affects the disclosures made by the Company in its public filings or otherwise, and otherwise to assist the Executive Committee in fulfilling its responsibilities. In addition, each employee shall promptly bring to the attention of the Executive Committee any information the employee may have concerning (a) significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial information or (b) any

Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

10.	COMPLIANCE WITH LAWS AND REGULATIONS

Employees should comply with applicable governmental laws, rules and regulations. Although no single individual is expected to know the details of all laws, rules and regulations, Employees should have sufficient understanding of applicable governmental laws, rules and regulations to enable them to determine when to seek advice or guidance. Each employee should promptly bring to the attention of the CEO, the COO, the Company’s Legal Department, or the Company’s Audit Committee evidence of any material violations of laws, rules or regulations applicable to the Company, by the Company or anyone acting on its behalf.

11.	ADMINISTRATION OF THE CODE OF ETHICS AND CONDUCT

The CEO, COO, the General Counsel, and the Company’s Audit Committee administer the Code of Ethics and Conduct and shall exercise the following duties and powers:

1.	Interpret the Code of Ethics and Conduct and issue advisory rulings with respect to it.

2.	Make determinations whether the Code of Ethics and Conduct applies to a specific activity, transaction or situation and whether any interests in or relations with a third party conflict with the interests of Syntroleum or influence the judgment or actions of an employee working for Syntroleum.

3.	Make determinations whether an exemption from the Code of Ethics and Conduct shall be applicable to a specific activity, transaction or situation or an interest in or relations with a third party.

4.	Report to the Company’s Board of Directors from time to time, and upon request, any significant determination with respect to any officer or employee.

5.	Devise and recommend to the Company’s Board of Directors any other proceedings required from time to time to implement and administer the Code of Ethics and Conduct.

Waivers of this Code of Ethics and Conduct for directors or executive officers of the Company must be approved by the Board of Directors.

Syntroleum Corporation	Exhibit 14

Personnel and Policies Manual

Waivers of this Code of Ethics and Conduct for employees that are not executive officers of the Company must be approved by the Board of Directors, the Audit Committee or CEO or COO. The Board of Directors shall be notified at its next regularly scheduled meeting of any waivers of this Code of Ethics by the Audit Committee or the CEO or COO.

12.	REMEDIES AND ADMINISTRATIVE ACTION

If an employee fails to comply with this Code of Ethics and Conduct, the Company will take appropriate action, which may include any one or more of the following: (1) any necessary administrative action resulting in divestiture of a conflicting interest, (2) discharge of the employee, and (3) if warranted, civil or criminal proceedings.